maxis®

Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008

File No: 082 - 34780
M4772-00009/LCB/CZH/rse

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 24 2004
WASH. D.C. 158

17 May 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letters dated 31 October 2002 and 6 November 2003 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act").

We enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 April 2004 to 15 May 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 April 2004 to 15 May 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

04030443

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

5/27

c.c. Mr. Chris Holland

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

(1)

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 April 2004 26 April 2004 30 April 2004 7 May 2004 12 May 2004	BMSB Listing Requirements	A
2. Entitlement (Notice of Book Closure)	13 May 2004	BMSB Listing Requirements	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc	27 April 2004 5 May 2004	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4. Announcement	16 April 2004 10 May 2004 13 May 2004	BMSB Listing Requirements	D
5. Reply to query	21 April 2004 22 April 2004	BMSB Listing Requirements	E

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
6. Change of Address	19 April 2004	BMSB Listing Requirements	F

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24162 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/04/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 50,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 21 April 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24330 OF 2004

Company Name	: **MAXIS COMMUNICATIONS BERHAD**
Stock Name	: **MAXIS**
Date Announced	: **26/04/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 74,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 28 April 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24470 OF 2004

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/04/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 52,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 6 May 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24562 OF 2004

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/05/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 11,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 11 May 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24657 OF 2004

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/05/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 41,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 14 May 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX B

Entitlements (Notice of Book Closure)
Reference No **MC-040512-40300**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/05/2004**

EX-date	:**22/06/2004**
Entitlement date	:**24/06/2004**
Entitlement time	:**05:00:00 PM**
Entitlement subject	:**Final Dividend**

Entitlement description:
Final gross dividend of 13.89 sen per ordinary share less 28% Malaysian Income Tax

Period of interest payment	: to
For year ending/Period ending/ended	:**31/12/2003**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements	: to

Registrar's name ,address, telephone no:
Signet Share Registration Services Sdn Bhd
Level 26, Menara Multi Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222

Payment date	:**21/07/2004**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**24/06/2004**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on KLSE on a cum entitlement basis according to the Rules of the KLSE.

Number of new shares/securities issued (units) (If applicable)	:
Entitlement indicator	:**RM**
Entitlement in RM (RM)	:**0.1389**

Remarks
The payment of final gross dividend of 13.89 sen per ordinary share less 28% Malaysian Income Tax, is subject to the approval of the shareholders of the Company at the Seventeenth Annual General Meeting scheduled to be held on 7 June 2004.

In accordance with Clause 8 of the Bye-Laws of the Company's Employee Share Option Scheme ("the Scheme"), the shares quoted as "OA" shall not be entitled to any dividends as the dividends declared are in relation to the financial year ended 31 December 2003 (which precedes the date of exercise of the options granted under the Scheme pursuant to which the shares quoted as "OA" were issued).

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040427-35064**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**27/04/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 44,900 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 245,400 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**21/04/2004**	**123,000**	**9.079**
Disposed	**23/04/2004**	**44,900**	**9.100**
Disposed	**23/04/2004**	**233,900**	**9.100**
Disposed	**23/04/2004**	**11,500**	**9.100**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**139,497,400**
Date of notice	:	**26/04/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 27 April 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26

Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,266,400 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,188,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 16,497,800 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040505-33964**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	05/05/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 212,100 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 1,225,900 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**26/04/2004**	**1,100,000**	**9.100**
Acquired	**26/04/2004**	**68,000**	**9.100**
Disposed	**27/04/2004**	**270,000**	**9.100**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**138,195,400**
Date of notice	:	**30/04/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 30 April 2004.

With reference to the "Details of Changes" as stated above:-
1. The disposal as stated in row 1 is in relation to the share registered under:
a) Hong Kong Bank Malaysia - 170,300 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 929,700 ordinary shares of RM0.10 each in Maxis

2. The acquisition as stated in row 2 is in relation to the share registered under:
a) Standard Chartered Bank Malaysia Bhd - 68,000 ordinary shares of RM0.10 each in Maxis

3. The disposal as stated in row 3 is in relation to the share registered under:
a) Hong Kong Bank Malaysia - 41,800 ordinary shares of RM0.10 each in Maxis
b) Standard Chartered Bank Malaysia Bhd - 228,200 ordinary shares of RM0.10 each in Maxis

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,054,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,188,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 15,407,900 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Nominees (South Africa)
South Africa
in respect of 123,000 ordinary shares of RM0.10 each in Maxis

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX D

General Announcement
Reference No **MC-040416-56942**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	16/04/2004

Type : **Announcement**
Subject : **Related Party Transaction pursuant to Paragraph 10.09 of the Malaysia Securities Exchange Berhad ("MSEB") Listing Requirements ("LR")**

Contents :

Subject :

1. Introduction

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce the following Related Party Transaction entered into by Malaysian Mobile Services Sdn Bhd (Formerly known as TIMECel Sdn Bhd) ("MMS"), a wholly-owned subsidiary of the Company on 16 April 2004:-

Renewal of Marketing Agreement between MMS and Bonuskad Loyalty Sdn Bhd ("BLSB") for the loyalty programme by offering Bonuslink points to Maxis customers at a rate of 1 sen per point commitment equivalent to a minimum amount of RM4.0 million per annum for a period of three (3) years commencing from January 2004 to December 2006.

The Transaction above constitutes a Recurrent Related Party Transaction ("Recurrent RPT") pursuant to Paragraph 10.09 of the LR.

2. Details of Recurrent RPT

The details of the Recurrent RPT and the interests of the Directors and Major Shareholders of Maxis are as follows :-

Nature of Transaction and Transacting Party	Value of Transaction	The Tenure
Renewal of Marketing Agreement between MMS and BLSB for the loyalty programme by offering Bonuslink points to Maxis customers at a rate of 1 sen per point commitment equivalent to a minimum amount of RM4.0 million per annum for a period of three (3) years commencing from January	RM4 million per annum for a period of 3 years	3 years (from January 2004 to December 2006)

2004 to December 2006.		

Details of Interests and Nature of Relationship of Transacting Parties as at 9 April 2004

BLSB is an associated company of Usaha Tegas Sdn Bhd ("UTSB") which has an equity interest of 25% in BLSB.

UTSB, Pacific States Investment Limited ("PSIL"), Excorp Holdings N.V. ("Excorp") and PanOcean Management Limited ("PanOcean") are Major Shareholders of Maxis with each having a deemed equity interest of 552,346,060 ordinary shares of RM0.10 representing 22.46% of the share capital of Maxis and Ananda Krishnan Tatparanandam ("TAK"), a Major Shareholder of Maxis has a deemed equity interest of 779,456,803 ordinary shares of RM0.10 each representing 31.69% of the share capital Maxis. TAK is also a director of PanOcean, Excorp and UTSB.

Excorp is 100% owned by PanOcean and it has a 100% direct controlling interest in PSIL, which in turn has a 99.999% direct controlling interest in UTSB. PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of the family of TAK and foundations including those for charitable purposes.

Khoo Teng Bin ("KTB"), Augustus Ralph Marshall ("RM") and Tan Poh Ching ("TPC") who are Directors of Maxis, are also directors of UTSB. Y.M. Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin ("TM") who was a director of Maxis within the 12 months preceding the date on which the terms of the transaction were agreed upon, is a director of UTSB. TM, KTB, RM and TPC do not have any equity interest in UTSB or in BLSB.

KTB has a direct equity interest of 500,000 shares representing 0.0203% of the share capital of Maxis held personally while, RM and TPC each has a direct equity interest of 500,000 shares representing 0.0203% of the share capital of Maxis held through nominees. TM has an indirect equity interest of 490,000 ordinary shares of RM0.10 each representing 0.02% of the share capital of Maxis held through Saluran Masyhur Sdn Bhd ("SMSB") by virtue of his direct equity interest of 99% in SMSB.

Chan Chee Beng ("CCB"), a director of certain subsidiaries of Maxis is also a director of UTSB. CCB has a direct equity interest of 500,000 ordinary shares of RM0.10 each representing 0.0203% of the share capital of Maxis held personally. CCB does not have any equity interest in UTSB or in BLSB. CCB is not a director of Maxis.

James Edward Alexander Brodie ("James Brodie") who was a director of certain subsidiaries of Maxis within the 12 months preceding the date on which the terms of the transaction were agreed upon, is also a director of a subsidiary of UTSB. James Brodie holds 150,000 options over unissued ordinary shares in Maxis pursuant to the Maxis Employee Share Option Scheme. James Brodie does not have any equity interest in UTSB or in BLSB.

James Brodie is not a director of Maxis.

3. Rationale

BLSB provides infrastructure and resources to help Maxis run a loyalty programme without incurring higher expenses for such similar set up.

4. Statement by the Board of Directors

The Board (save for KTB, RM and TPC who abstained from all Board deliberations and voting on the Transaction) having taken into consideration all aspects of the Transaction is of the opinion that it is in the best interest of the Maxis Group.

5. Financial Effects of the Transaction

The Transaction does not have any effect on the issued and paid-up capital of the Company or on the shareholdings of the substantial shareholders and it does not have any material effect on the earnings and net tangible assets of the Maxis Group.

6. Approval Required

The Transaction does not require the approval of the Company's shareholders or any relevant authorities.

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **MC-040510-2C16D**

Submitting Merchant Bank	:	N/A
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/05/2004**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis")** **- Proposed Alteration of the Articles of Association of the Company at the forthcoming Annual General Meeting**

Contents :

The Board of Directors of Maxis wishes to announce pursuant to Paragraph 9.19(16) of the Listing Requirements of Bursa Malaysia, that the Company proposes to amend the Articles of Association of the Company to enable payment of dividends or any other sums payable by the Company in respect of a share by any bank or other funds transfer systems or other means to or through such person as the shareholder may direct ("Proposed Amendment").

The Proposed Amendment is subject to the approval by special resolution of the shareholders at the forthcoming Annual General Meeting of the Company, which will be announced in due course.

This announcement is dated 10 May 2004.

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **MC-040510-51190**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**10/05/2004**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD**

Contents :

Further to Maxis Communications Berhad ("Maxis")'s announcement dated 6 April 2004, Maxis wishes to announce that it is no longer pursuing an interest in the Application Phase for the Proposed Bid for a new GSM license in the Kingdom of Saudi Arabia.

This announcement is dated 10 May 2004.

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

General Announcement
Reference No **MC-040512-39953**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**13/05/2004**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad - Seventeenth (17th) Annual General Meeting**

Contents :

Maxis Communications Berhad ("Maxis" or " the Company") is pleased to advise that the Seventeenth
Annual General Meeting of the Company will be held on Monday, 7 June 2004 at 10.00 a.m at:-

Grand Ballroom,
Mandarin Oriental, Kuala Lumpur,
Kuala Lumpur City Centre
50088 Kuala Lumpur
Malaysia

The notice of the said meeting is attached.

This announcement is dated 13 May 2004.

MAXIS AGM 14[1].05.04.pdf

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

MAXIS COMMUNICATIONS BERHAD

(158400 V)
(Incorporated in Malaysia)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Seventeenth (17th) Annual General Meeting of MAXIS COMMUNICATIONS BERHAD ("the Company") will be held on Monday, 7 June 2004 at 10.00 a.m. at Grand Ballroom, Mandarin Oriental, Kuala Lumpur, Kuala Lumpur City Centre, 50088 Kuala Lumpur, Malaysia for the following purposes:

Agenda

1. To consider the Directors' Report and the Financial Statements for the financial year ended 31 December 2003 and the Auditors' Report thereon. *Please refer to Note A.*

2. To declare a final gross dividend of 13.89 sen per ordinary share less Malaysian income tax at 28% for the financial year ended 31 December 2003. ***Resolution 1***

3. To re-elect as a Director, Encik Tan Poh Ching, who retires by rotation pursuant to Article 114 of the Company's Articles of Association. ***Resolution 2***

4. To re-elect as a Director, Y. Bhg. Datuk Megat Zaharuddin bin Megat Mohd. Nor, who retires pursuant to Article 121 of the Company's Articles of Association. ***Resolution 3***

5. To re-appoint PricewaterhouseCoopers as Auditors of the Company and to authorise the Directors to fix their remuneration. ***Resolution 4***

As Special Business:
To consider and if thought fit, to pass the following Resolutions:

6. **Ordinary Resolution** ***Resolution 5***
Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965

THAT pursuant to Section 132D of the Companies Act, 1965 ("the Act"), the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed ten per cent (10%) of the issued share capital of the Company for the time being, subject always to the approval of all the relevant regulatory bodies, if required, being obtained for such allotment and issue.

7. **Special Resolution** ***Resolution 6***
Proposed Amendment to the Articles of Association of the Company

THAT the existing Article 170 and its heading be deleted in its entirety and that the following new Article 170 and its heading be adopted:

Existing Article 170
Dividends payable by cheque or warrant

Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant and sent through the post directed to the registered address of the holder of the shares as it appears in the Register and/or the Record of Depositors or, in the case of joint holders, to the registered address of the joint holder first named on the Register or to the extent permissible under the Central Depositories Act and the Rules, in the Record of Depositors or to such person and to such address as the holder or joint holders may in writing direct or, if several persons are entitled thereto in consequence of the death or bankruptcy of the holder, to any one such persons or to such person and to such address as such persons may by writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the shares in consequence of the death or bankruptcy of the holder may direct and the payment of any such cheque or warrant shall operate as a good discharge to the Company in respect of the dividend represented thereby. Every such cheque or warrant shall be sent at the risk of the person entitled to the money thereby represented.

New Article 170
Payment Procedure

Any dividend or other sum payable by the Company in respect of a share may be paid by cheque or warrant sent by post addressed to the holder at his registered address as it appears in the Register or the Record of Depositors or, in the case of joint holders, addressed to the holder whose name stands first in the Register in respect of the shares at his address as it appears in the Register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register or the Record of Depositors in respect of the shares, and shall be sent at his or their risk and payment of the cheque or warrant by bank on which it is drawn shall constitute a good discharge to the Company. In addition, any such dividend or other sum may (subject to any restrictions which may be imposed by applicable law) be paid by any bank or other funds transfer system or such other means and to or through such person as the holder or joint holders may in writing direct, and the Company shall have no responsibility for any sums lost or delayed in the course of any such transfer or where it has acted on any such directions. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the Company in respect of the share may be paid as if he were a holder of the share and his address noted in the Register or Record of Depositors were his registered address.

NOTICE OF DIVIDEND PAYMENT

NOTICE IS HEREBY GIVEN THAT subject to the approval of the shareholders at the Seventeenth (17th) Annual General Meeting to be held on Monday, 7 June 2004, a final gross dividend of 13.89 sen per ordinary share less 28% Malaysian Income Tax for the financial year ended 31 December 2003 will be paid on 21 July 2004 to Depositors registered in the Record of Depositors at the close of business on 24 June 2004 except for those Depositors whose shares are quoted as "OA".

Please be advised that in accordance with Clause 8 of the Bye-Laws of the Company's Employee Share Option Scheme ("the Scheme"), the shares quoted as "OA" shall not be entitled to any dividends as the dividends declared are in relation to the financial year ended 31 December 2003 (which precedes the date of exercise of the options granted under the Scheme pursuant to which the shares quoted as "OA" were issued).

A Depositor whose shares are not quoted as "OA" shall qualify for entitlement to the dividend only in respect of:

(a) shares transferred to such Depositor's securities account before 4.00 p.m. on 24 June 2004 in respect of transfers; and

(b) shares bought on Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ("Bursa Malaysia") on a cum entitlement basis according to the Rules of Bursa Malaysia.

BY ORDER OF THE BOARD

DIPAK KAUR

LS 5204
Company Secretary

14 May 2004
Kuala Lumpur

NOTES:

A. This Agenda item is meant for discussion only as the provision of Section 169(1) of the Companies Act, 1965 does not require a formal approval of the shareholders and hence, is not put forward for voting.

1. A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and vote for him provided that the number of proxies appointed shall not be more than two except in the circumstances set out in note 4. A proxy need not be a member of the Company.
2. The instrument appointing a proxy shall :
   i) in case of an individual, be signed by the appointor or by his attorney; and
   ii) in case of a corporation, be either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
3. Where a member appoints more than one proxy the appointment shall be invalid unless he specifies the proportions of his holdings to be represented by each proxy.
4. Where a member of the Company is an authorised nominee it may appoint at least one proxy in respect of each securities account it holds to which ordinary shares in the Company are credited. Each appointment of proxy by an authorised nominee shall be by a separate instrument of proxy which shall specify the securities account number and the name of the beneficial owner for whom the authorised nominee is acting.
5. The instrument appointing a proxy must be deposited at the registered office of the Company at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur, Malaysia not less than 48 hours before the time appointed for holding the meeting or adjourned meeting or in case of a poll, not less than 24 hours, before the time appointed for the taking of the poll; otherwise the proxy shall not be treated as valid and the person so named shall not be entitled to vote in respect thereof. Fax copies of the duly executed form of proxy are not acceptable.
6. A proxy may vote on a show of hands and on a poll. If the form of proxy is returned without an indication as to how the proxy shall vote on any particular matter the proxy may exercise his discretion as to whether to vote on such matter and if so, how.
7. The lodging of a form of proxy does not preclude a member from attending and voting in person at the meeting should the member subsequently decide to do so.

Explanatory Notes on Special Business:

Resolution 5 - Authority to Issue Shares Pursuant to Section 132D of the Companies Act, 1965

This Ordinary Resolution, if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting subject to the limitation that the shares to be issued do not exceed ten per cent (10%) of the issued share capital of the Company for the time being. This authority will expire at the next Annual General Meeting of the Company.

Resolution 6 - Proposed Amendment to the Articles of Association of the Company

This Special Resolution, if passed, is to allow the payment of dividends or any other sum payable by the Company in respect of a share by any bank or other funds transfer systems or other means to or through such person as the shareholder may direct and would improve efficiency of and facilitate payment of dividends and other moneys by the Company. The Company intends to extend this service initially to shareholders who maintain bank accounts with a Malaysian-based bank under the Malaysian Electronic Payment System ("MEPS").

Shareholders, however, will be given the option as to whether they wish to opt for this service, or to continue receiving dividend cheques. All shareholders, whether or not they opt for this service, will receive their dividend tax certificates.

APPENDIX E

General Announcement
Reference No **MC-040421-34081**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**21/04/2004**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-040420-58698**
Subject	:	**ARTICLE ENTITLED: "Telekom, Maxis may acquire AT& T Stake"**

Contents :

We refer to the letter dated 20 April 2004 from Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ("the Exchange") to Maxis Communications Berhad ("Maxis" or "the Company") titled : "Telekom, Maxis may acquire AT& T Stake", in relation to the news article ("the article") appearing in The Malay Mail, Mail Money section, page 24 on Tuesday, 20 April 2004.

Maxis wishes to inform the Exchange that the reference to Maxis in the sentence " ..Maxis Communications Berhad are interested in acquiring AT&T Wireless Services Inc's 33.3 percent stake in India's Idea Cellular Ltd.." is speculative and the Company is therefore not in a position to comment.

This Announcement is dated 21 April 2004

Query Letter content :
We refer to the above news article appearing in The Malay Mail, MailMoney section, page 24, on Tuesday, 20 April 2004, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
" ... Maxis Communications Bhd are interested in acquiring AT&T Wireless Services Inc's 33.3 per cent stake in India's Idea Cellular Ltd ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Sector Head, Issues & Listing
Group Regulations
KLL/CY
c.c. Securities Commission (via fax)

General Announcement
Reference No **MC-040422-63322**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22/04/2004**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-040420-58698**
Subject	:	**ARTICLE ENTITLED: "Telekom, Maxis may acquire AT& T Stake"**

Contents :

We refer to the Company's announcement dated 21 April 2004 to Bursa Malaysia Securities Berhad (formerly known as Malaysia Securities Exchange Berhad) ("the Exchange").

Further to the verbal clarification sought by the Exchange on 22 April 2004, Maxis denies that ".....Maxis Communications Berhad are interested in acquiring AT&T Wireless Services Inc's 33.3 percent stake in India's Idea Cellular Ltd..". As explained by the Company in its earlier announcement, the statement is speculative.

This Announcement is dated 22 April 2004

Query Letter content :
We refer to the above news article appearing in The Malay Mail, MailMoney section, page 24, on Tuesday, 20 April 2004, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentence, which is reproduced as follows:-
" ... Maxis Communications Bhd are interested in acquiring AT&T Wireless Services Inc's 33.3 per cent stake in India's Idea Cellular Ltd ... "
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentence after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentence or any other part of the above reported article, you are required to set forth facts sufficient to support the same.
Please furnish the Exchange with your reply within one (1) market day from the date hereof.
Yours faithfully

LISA LAM
Sector Head, Issues & Listing
Group Regulations
KLL/CY
c.c. Securities Commission (via fax)

© 2004 Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX F

Change of Address
Reference No **MC-040419-59045**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/04/2004**

Change description	:	**Registrar**
Old address	:	**11th Floor Tower Block Kompleks Antarabangsa Jalan Sultan Ismail 50250 Kuala Lumpur Malaysia**
New address	:	**Level 26, Menara Multi Purpose Capital Square No 8 Jalan Munshi Abdullah 50100 Kuala Lumpur Malaysia**
Name of Registrar	:	**Signet Share Registration Services Sdn Bhd**
Telephone no	:	**03-2721 2222**
Facsimile no	:	**03- 2721 2530/27212531**
E-mail address	:	
Effective date	:	**19/04/2004**
Remark	:	

© Copyright 1999-2003, Kuala Lumpur Stock Exchange. All Rights Reserved. Please read our disclaimer.

FORM 24

Companies Act 1965
[Section 54(1)]

(2)

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **08** day of **April, 2004**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	33,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of **April, 2004**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,338,000** shares of RM0.10 each and the paid-up capital is **RM245,933,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**12,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**17,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	4,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	33,000

Dated this 16 day of **April, 2004**

DATO' JAMALUDIN BIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 12 day of **April, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	17,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 16 day of **April, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,355,000** shares of RM0.10 each and the paid-up capital is **RM245,935,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**7,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	17,000

Dated this 16 day of **April, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of **April, 2004.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	74,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **14,000** shares	-	RM4.36	-
[c]	Amount paid on **60,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **60,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **April, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,429,000** shares of RM0.10 each and the paid-up capital is **RM245,942,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**6,000**
	(c)	the number of shares allotted to non-citizens	**60,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	74,000

Dated this 23 day of **April, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 21 day of **April, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	35,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **11,000** shares	-	RM4.36	-
[c] Amount paid on **24,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **11,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **24,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of **April, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,464,000** shares of RM0.10 each and the paid-up capital is **RM245,946,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**5,000**
	(c)	the number of shares allotted to non-citizens	**17,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**10,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	35,000

Dated this 29 day of **April, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **April, 2004**.

		Details of Shares		
	Shares Allotted	Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	17,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on each share	-	RM4.36	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on each share	-	RM4.26	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of April , 2004

DATUK MEGAT ZAHARUDDIN
MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,481,000** shares of RM0.10 each and the paid-up capital is **RM245,948,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**13,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 17,000

Dated this 29 day of April , **2004**

DATUK MEGAT ZAHARUDDIN MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 26th day of **April, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	11,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 5th day of **May, 2004**

DATUK MEGAT ZAHARUDDIN MEGAT MOHD. NOR
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,492,000** shares of RM0.10 each and the paid-up capital is **RM245,949,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**3,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**4,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**4,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — -

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 11,000

Dated this day of **May, 2004**

....
DATUK MEGAT ZAHARUDDIN MEGAT MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **April, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	41,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **34,000** shares	-	RM4.36	-
[c] Amount paid on 7,**000** shares	-	RM4.80	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **34,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM4.70	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 11 day of **May, 2004**

....
DATO' JAMALUDIN BIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,533,000** shares of RM0.10 each and the paid-up capital is **RM245,953,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**8,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**22,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 41,000

Dated this 11 day of **May, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000